Exhibit 99.1

Company Contact:	USA IR Agency Contacts:
Qiao Xing Mobile Communication Co., Ltd.	CCG Investor Relations
Lucy Wang, Vice President	Ms. Mabel Zhang, Associate Partner
Tel: +86 (10) 5731-5638	+1 (310) 954-1383
E-mail: wangjinglu@cectelecom.com	E-mail: mabel.zhang@ccgir.com

Mr. John Harmon, Sr. Account Manager
+86 (10) 6561 6886 ext. 807
E-mail: john.harmon@ccgir.com
Website: www.ccgirasia.com
For Immediate Release:
Qiao Xing Announces Proposed Acquisition of a Marble Mine Company
HUIZHOU, China, November 29, 2011 — Qiao Xing Universal Resources, Inc. (NASDAQ: XING) (“XING” or the “Company”), a leading company in the molybdenum mining business as well as a company with substantial assets in the resources industry, today announced that it has signed a letter of intent (“LOI”) to acquire a 100% equity interest in a company (the “Target Company”) that owns an open-pit marble mine (the “Mine”) located in Guzhang County, Hunan province, China, from an independent third party (the “Vendor”).
According to the geological technical report, the Mine covers an area of approximately 0.43 square kilometers and has approximately 60.82 million cubic meters of measured and indicated marble resources (331 + 332 according to Chinese standards). This marble reserve is of a high-grade, black wood-grain type, whose supply is relatively limited in the Chinese market. At present, commercial mining has yet to commence at the Mine.
Under the terms of the LOI, the cash consideration for the acquisition will be determined by a third-party appraisal of the equity value of the Target Company as of October 31, 2011. The Company will pay an upfront refundable deposit of RMB 400 million to the Vendor (the “Deposit”) to secure an exclusivity period of 120 days in which to complete the proposed acquisition. To secure the Deposit, the Vendor will pledge 60% of its equity interests in the Target Company to XING. Upon completion of the proposed acquisition, the Deposit will be applied towards the cash consideration. If the proposed acquisition cannot be completed for any reason, the Vendor will refund the Deposit to XING. The completion of the proposed acquisition is subject to, amongst other things, the satisfactory completion of due diligence by the Company and the signing of a definitive sales and purchase agreement. There is no guarantee that, after completion of diligence, XING will proceed with the acquisition on the present terms or at all.
The Company is currently considering various options for financing the proposed acquisition, including, without limitation, an intercompany loan from Qiao Xing Mobile Communication Co., Ltd., its majority-owned subsidiary listed on the New York Stock Exchange (“QXM”).

With the rapid development of the Chinese economy, China has become one of the largest marble-consuming countries in the world. In the last decade, marble has been used in large quantities as a decorative material for both public and luxury residential buildings in China. In addition, marble has also been used extensively in fine accessories, such as furniture, lamps and lanterns, and artistic carvings. Presently, China ranks as the largest importer of marble raw materials in the world, accounting for more than half of the world’s marble raw material imports. In addition, since 2009, China has also become the largest marble product-exporting country in the world.
The Company considers the proposed acquisition an excellent opportunity to diversify into China’s exciting stone-material industry, which is expected to offer significant growth potential.
Separately, the Company announced that it is currently in the process of reviewing strategic alternatives for its investment in QXM. With the goal of maximizing shareholder value, the strategic review will evaluate the Company’s long-term strategy against a range of strategic alternatives for QXM, including strategic financing opportunities, asset divestitures, privatization, a spin-off, joint ventures and/or a corporate sale, a merger or other business combination, among others.
Except as required by law, the Company does not intend to disclose developments with respect to the strategic review process until its Board of Directors has approved a definitive transaction or strategic option. The Company cautions that there are no guarantees that the strategic alternative review process will result in a transaction, nor can it guarantee the terms or timing of such transaction. During the process, the Company does not intend to disclose any developments regarding the process unless a definitive agreement is entered into or the Board decides to terminate the process.
ABOUT QIAO XING UNIVERSAL RESOURCES INC.
Qiao Xing Universal Resources, Inc. is a leading player in the molybdenum mining industry with substantial assets in the resources industry. XING focuses on mining and processing rare metal ores and several strategically important base-metal ores, including molybdenum, copper lead and zinc. XING currently owns a 100% equity interest in Balinzuo Banner Xinyuan Mining Co., Ltd. and a 34.53% equity interest in Chifeng Aolunhua Mining Co., Ltd, as well as the right to receive 100% of the expected economic residual returns from Chifeng Haozhou Mining Co., Ltd.
XING was one of the first Chinese companies to be listed on NASDAQ (in 1999) as one of the leading players in the telecommunication-terminal product business in China. In 2007, XING made the strategic decision to diversify into the resources industry. Since then, XING has made several acquisitions in the resources industry and divested its fixed-line and budget mobile phone businesses. To reflect this change, XING changed its corporate name to Qiao Xing Universal Resources, Inc., effective January 28, 2010.
XING is well positioned to optimize the operation of its mining business as well to increase its presence in the resources industry in 2011 and beyond. XING will continue to seek opportunities to acquire future high potential mining assets. At the same time, XING is also working to divest its remaining mobile-phone business to become a pure-play resources company.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
This press release contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions, performance or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. Forward-looking statements include all statements other than statements of historical facts, such as statements regarding our ability to optimize the operation of our mining business, our ability to increase our presence in the resources industry, opportunities to acquire future mining assets and opportunities to divest our remaining mobile-phone business. Readers are cautioned that forward-looking statements are not guarantees of future performance and are based on estimates, assumptions and uncertainties. Actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the SEC. We do not undertake any obligation to update any forward-looking statements. All information provided in this press release is as of November 29, 2011.
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